

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2007

Mark E. Monroe
President and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma 73701

> **Re: Continental Resources, Inc.**
> **Amendment No. 7 to Registration Statement**
> **on Form S-1**
> **Filed May 1, 2007**
> **File No. 333-132257**
>
> **Supplemental Response Letters**
> **Received via email on April 30, 2007**

Dear Mr. Monroe:

        We have reviewed your response letters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-7 filed May 1, 2007

1.   Please note that we are in receipt of your amendment number seven to Form S-1. We are currently in the process of reviewing the amendment and have not yet completed our review. Further comments, if any, will be issued under separate cover.

Supplemental response letters received April 30, 2007

2.   Please submit the response letters in electronic format on Edgar as
      Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This
      comment applies to all correspondence between you and the staff.

Capitalization, page 24

3.   Please address each of the following as it relates to your accounting for stock
      options, vested restricted stock and unvested restricted common stock.

      Stock Options

      ▪   In your first response letter provided on April 30, 2007, you state that you
          "believe that the elimination of [y]our purchase right and the purchase
          obligation on restricted stock and stock options upon becoming a public
          reporting entity will result in a modification of the plan, which would trigger a
          revaluation of the awards pursuant to FAS 123R paragraph 51." Please
          support your conclusion that this represents a modification of an award as
          contemplated by FAS 123R.

      ▪   In your second response letter from April 30, 2007, you analogize your
          situation to EITF 88-6 and indicate that you believe this literature requires
          you to record additional compensation expense upon successful completion of
          an initial public offering recognized as "the difference between market value
          and book value." However, we are unable to agree with your analogy to EITF
          88-6 as this literature was nullified by FAS 123R except for entities within the
          scope of paragraph 83 of FAS 123R. It does not appear to us that you are
          within the scope of paragraph 83. As such, we are unable to agree that your
          calculation of the modification to your plans once you become a reporting
          entity would be calculated as the difference between the formula value of the
          instruments and the mid-point of your IPO price. Please reconsider your
          position or provide additional support and references to applicable literature
          that will further support your position.

      ▪   We further note your reference to paragraph A184 of FAS 123R and your
          statement in your response that you believe you are required to "compare the
          fair value of the instrument immediately before the modification (based on
          formula based price) to the fair value of the modified award (fair value pricing
          model based on the public offering price) and recognize any incremental
          compensation (parenthetical information added for clarification)." Please
          compare and contrast your conclusion with footnote 13 of SAB Topic 14:B.1,

which states that "The staff believes that because Company A is a public entity as of the date of the modification, it would be inappropriate to use the calculated value method to measure the original share options immediately before the terms were modified."

- We note that you have determined the fair value of the stock options classified as a liability as of March 7, 2006 and December 31, 2006 using a Black Scholes option valuation model. Please tell us the valuation model you used to calculate the fair value of the stock options at the time when you become a reporting company. Additionally, please explain in detail why an additional $15 million charge is required.

Restricted Stock – unvested

4.   Please indicate, if true, that you have accounted for you unvested restricted shares at fair value once you became a public entity. If not, please tell us why you believe the unvested restricted shares should not be measured using a fair value based measurement method and reference the applicable guidance that supports your position. Refer to paragraph 37 of FAS 123R.

Restricted Stock – vested

5.   With respect to the vested portion of your restricted stock, please tell us whether or not you considered the guidance in EITF Topic D-98 and provide an analysis of this literature as it relates to your vested restricted stock prior to you becoming a reporting entity and explain why you believe that liability classification remains appropriate for those shares that have vested. In this regard, paragraph 4 of EITF D-98 states that the "SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity."

9. Stock Compensation, page F-18

6.   Please update the schedule you provided in Appendix D to your response letter dated April 14, 2006 to include any additional stock option and restricted stock grants through December 31, 2006. With respect to the FMV per share column for all issuances presented, please provide footnote clarification to i) explain how the value for each issuance was calculated, ii) indicate whether the calculated value represents a formula derived value or a fair market value determined in accordance with a fair value based measurement method, and iii) indicate whether that calculated value was determined while you were a nonpublic entity or while

       you were a public entity, as that term is defined in FAS 123R. Please also disclose the calculated value or fair value, as applicable, of the restricted stock and options issued, as of December 31, 2005, March 7, 2006 (the date you became a public company), and December 31, 2006.

1. Organization and Summary of Significant Accounting Polices, page F-7

Pro forma information (unaudited), page F-12

7.   We note your statement that "The pro forma earnings per share adjustments for 2006 also give effect to the number of shares to be issued in the Company's planned initial public offering whose net proceeds would be sufficient to pay the $52.1 million of cash dividends declared in 2007 (approximately 3.3 million shares)." Please provide the details of your pro forma EPS calculation as it is unclear whether or not you have included the additional shares in your pro forma calculation.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken, Staff Accountant at (202) 551-3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
      Katherine Still, Esq.
      Vinson & Elkins LLP